SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

    (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____ .

Commission file number 1-13740

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Borders Group, Inc. Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

(734) 477-1100
(Registrant’s telephone number, including area code)

Borders Group, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedule

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Signatures	9
Exhibit Index	10

Borders Group, Inc. Savings Plan
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Borders Group, Inc. Savings Plan (the Plan) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Detroit, Michigan
June 27, 2005

Borders Group, Inc. Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2004	2003

Cash	$90,638	$13,283

Investments at fair value (participant-directed)	117,508,854	100,706,896

Receivables
Accrued investment income	12,171	11,615
Company contributions	16,610	113,006
Participants’ contributions	43,107	314,786
Total receivables	71,888	439,407

Net assets available for benefits	$117,671,380	$101,159,586

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2004

Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$9,143,704
Dividends and interest	2,278,862

Total investment income	11,422,566

Contributions:
Participants	10,751,050
Company	3,673,620

Total contributions	14,424,670

Other	16,216

Total additions	25,863,452

Deductions from net assets attributed to:
Participant withdrawals	9,310,047
Administrative expenses	19,700
Other	21,911

Total deductions	9,351,658

Increase in net assets	16,511,794

Net Assets:
Beginning of year	101,159,586

End of year	$117,671,380

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

1.  Plan Description

The following description of the Borders Group, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
The Plan, as amended, effective January 1, 2004, is a defined contribution plan covering substantially all employees of Borders Group, Inc. (the “Company”) who have six months of eligible service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Merrill Lynch Trust Company, FSB (“Merrill Lynch”) is the trustee of the Plan. The Borders Group, Inc. Savings Plan Committee serves as Plan Administrator. The Company performs certain administrative functions.

Contributions
Participants may elect to contribute to the Plan up to 50% in 1% increments of their annual compensation on a pre-tax and/or after-tax basis in any Plan year. The total amount of their pre-tax and after-tax contributions cannot exceed 50% of their eligible compensation. For purposes of computing allowable participant contributions, participant compensation includes an employee's base salary or wages, bonus, commissions and overtime pay. Contributions by or on behalf of highly-compensated employees are limited by applicable discrimination rules.

The Company provides matching contributions of 50% of the first 6% of compensation contributed to the Plan by participants and may make discretionary contributions to the Plan in amounts as determined by the Company's Board of Directors. Matching contributions are allocated to each participant’s account in the same manner as participant contributions. During the Plan year ended December 31, 2004, the Company made a discretionary contribution to the Plan for the benefit of certain non-highly compensated participants.

Participant Accounts
Each participant's account is credited with the participant's contribution, matching and discretionary Company contributions and earnings on the investments in which the participant’s account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants employed prior to January 1, 2002 are fully vested at all times in their account balance. Forfeitures are used first to restore account balances of reemployed participants pursuant to the Plan, second to reduce Employer contributions pursuant to the Plan and third to pay Plan expenses. Participants employed after January 1, 2002 become vested in Company contributions as follows: 50% after one year of service, 75% after two years, and 100% after three years. Participants are fully vested at all times in the portion of their account balance attributable to their

Borders Group, Inc. Savings Plan
Notes to Financial Statements

1.  Plan Description (continued)

contributions. Participants may direct the investment of their accounts among the investment funds offered by the Plan.

Participant Loans
Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance. Loan repayments, including interest, are made through payroll deductions. The range of interest rates in effect for all outstanding loans at December 31, 2004 was 5.0% to 10.50%. Loan balances of terminated employees that are not repaid by the last day of the calendar quarter that begins after the employee’s termination date are treated as distributions.

Payment of Benefits
Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations. Participants who leave the Company may allow their balances to remain in the Plan if their account balance is greater than $5,000.

    Administration
Certain administrative expenses, comprising fees for administrative services, are paid by the Plan and allocated to participant accounts based on account balances. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company.

2.  Summary of Significant Accounting Policies

Investment Valuation and Income Recognition
The financial statements of the Plan are prepared under the accrual method of accounting. The fair values of the Plan’s mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year. Participant loans are stated at cost which approximate fair value. Investment transactions are recorded as of the trade date.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2004	2003

Davis New York Venture Fund, Inc.	$30,284,815	$27,698,587
Merrill Lynch Retirement Preservation Trust	22,851,538	21,616,545
Merrill Lynch Equity Index Trust	11,156,239	10,247,081
Pimco Total Return Fund Class A	7,985,021	*
American Growth Fund of America	7,686,036	*
Borders Group, Inc. Common Stock	7,504,466	7,135,136
AIM International Growth Fund	7,284,307	5,935,063
MFS Massachusetts Investors Growth Stock Fund	*	6,878,675
State Street Research Government Income Fund	*	6,393,660

* Less than 5% of the Plan’s net assets

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$8,067,813
Common stocks	1,075,891
$9,143,704

Borders Group, Inc. Savings Plan
Notes to Financial Statements

4.  Plan Termination

Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon Plan termination or the complete discontinuance of Company contributions, all interests of participants will remain fully vested and nonforfeitable. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

5.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.  Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2002, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Borders Group, Inc. Savings Plan
Schedule of Assets (Held at End of Year)

EIN # 38-3294588                                                                         Schedule H, Line4i
Plan # 001
December 31, 2004
	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value

*	Merrill Lynch Retirement Preservation Trust	22,851,538.141	Shares	**	$ 22,851,538
	State Street Research Government Income Fund	4,144.682	Shares	**	50,940
	AIM International Growth Fund	361,863.253	Shares	**	7,284,307
	Davis New York Venture Fund, Inc.	986,797.480	Shares	**	30,284,815
	Franklin Small Cap Growth Fund II Class A	346,020.130	Shares	**	4,096,878
*	Merrill Lynch Equity Index Trust	125,492.007	Shares	**	11,156,239
	MFS Massachusetts Investors Growth Stock Fund	1,034.409	Shares	**	12,785
*	Merrill Lynch Value Opportunities Fund Class I	84,326.453	Shares	**	2,306,328
	Nations Fund Inc. International Value Fund Class A	213,136.385	Shares	**	4,853,115
	Pimco PEA Renaissance Fund Class A	133,202.782	Shares	**	3,545,858
	Van Kampen Growth & Income Fund Class A	239,899.412	Shares	**	4,843,569
	Alger Midcap Growth Institutional Port	58,448.992	Shares	**	986,035
	American Growth Fund of America	283,617.563	Shares	**	7,686,036
	Pimco Total Return Fund Class A	748,361.852	Shares	**	7,985,021
*	Borders Group, Inc. Common Stock	295,451.413	Shares	**	7,504,466
	Kmart Corporation Common Stock	69,054.869	Shares	**	7
*	Participants Loans	5.0% - 10.50%	Interest rate	**	2,060,917

*	Party-in-interest
**	Cost information is not included, as it is no longer required by the Department of Labor for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date: June 27, 2005	Borders Group, Inc. Savings Plan
(Name of the Plan)

By: SAVINGS PLAN COMMITTEE

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Senior Vice President and
Chief Financial Officer
(Principal Financial and
Accounting Officer)

EXHIBIT INDEX

DESCRIPTION OF EXHIBITS

Exhibits:
23	Consent of Independent Registered Public Accounting Firm